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MATTHEW CURTIN
matthew.curtin@dechert.com
+1 949 442 6007 Direct
+1 949 681 8656 Fax

March 27, 2014

VIA EDGAR

Mr. Brent Fields

Assistant Director, Disclosure Review Office

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Forward Funds (File Nos. 033-48940; 811-06722) (the “Registrant”) Request for Approval to File a Post-Effective Amendment to the Registrant’s Registration Statement Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

Dear Mr. Fields:

On behalf of the Registrant, we are writing to request approval pursuant to Rule 485(b)(1)(vii) for the Registrant to register Advisor Class shares of the Forward EM Corporate Debt Fund (the “Fund”), an existing series of the Registrant, in the upcoming post-effective amendment to the Registrant’s Registration Statement on Form N-1A that is expected to be filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(b) on or about April 30, 2014 in connection with the annual update of the Registrant’s Registration Statement (“PEA No. 109”). We note that Post-Effective Amendment No. 108 (“PEA No. 108”) to the Registrant’s Registration Statement on Form N-1A, which was filed with the SEC pursuant to Rule 485(a) on February 19, 2014, is currently under review by SEC staff. Comments of the SEC staff on PEA No. 108 will be incorporated into PEA No. 109.

Basis for Request

Rule 485(b)(1)(vii) allows the SEC, on a discretionary basis, to permit certain types of post-effective amendments not otherwise eligible to be filed as 485(b) amendments to become effective automatically, without SEC staff review. In its release regarding filing of post-effective

Mr. Brent Fields March 27, 2014 Page 2

amendments,1 the SEC stated that a post-effective amendment containing revisions that are substantially identical to those contained in previously-filed post-effective amendments for other funds in a fund complex would be eligible to become effective upon filing without SEC staff review, if the SEC staff had previously had an opportunity to review one of the previously-filed effective amendments.2

In light of the foregoing guidance, we believe that SEC staff permission allowing Advisor Class shares of the Fund to become effective automatically in PEA No. 109 would be appropriate.

Prior Rule 485(a) Filings for Other Funds in the Forward Funds Complex with Substantially Identical Disclosure Related to Advisor Class Shares

A number of series of the Registrant currently offer Advisor Class shares. Thus, many of the Registrant’s Post-Effective Amendment filings, made pursuant to both Rule 485(a) (subject to SEC staff review) and Rule 485(b), have included disclosure related to Advisor Class shares. The characteristics of the Advisor Class shares to be offered by the Fund will be identical to those of the Advisor Class shares currently offered by other series of the Registrant.

For instance, Advisor Class shares of other series of the Registrant were recently included in Post-Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A, which was filed with the SEC pursuant to Rule 485(a) on May 17, 2013. SEC staff comments received by the Registrant were incorporated into a Rule 485(b) filing on July 31, 2013. Additionally, Advisor Class shares of certain other series of the Registrant were included in Post-Effective Amendment No. 102 (“PEA No. 102”) to the Registrant’s Registration Statement on Form N-1A, which was filed with the SEC pursuant to Rule 485(a) on February 11, 2013. SEC staff comments received by the Registrant were incorporated into a Rule 485(b) filing on April 30, 2013.

The disclosure relating to Advisor Class shares to be included in PEA No. 109 with respect to the Fund is expected to be substantially identical to the disclosure contained in PEA No. 108 (which is currently under review by the SEC staff), and to the disclosure contained in the currently effective Registration Statement (which has been reviewed by the SEC staff) for each of the series of the Registrant that currently offers Advisor Class shares.

[1]	Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Rel. No. 20486 n.9 (Aug. 17, 1994).
[2]	Id.

Mr. Brent Fields March 27, 2014 Page 3

Conclusion

As of the date of this correspondence, the Registrant would not be required to file another post-effective amendment pursuant to Rule 485(a) for the Fund for any reason other than the registration of its Advisor Class shares. But for the need to register Advisor Class shares for the Fund and include the related disclosure, we hereby certify, on behalf of the Registrant, that PEA No. 109 will be eligible for filing pursuant to Rule 485(b). In light of the substantial similarities with respect to Advisor Class shares disclosure currently under review by the SEC staff and previously reviewed by the SEC staff, we believe that, absent the relief herein requested, filing a post-effective amendment for the Registrant pursuant to Rule 485(a) solely for the purpose of registering Advisor Class shares of the Fund would result in unnecessary burdens on the SEC staff and the Registrant.

Accordingly, we respectfully request pursuant to Rule 485(b)(1)(vii) that the SEC staff allow Advisor Class shares of the Fund to become effective automatically in PEA No. 109.

Please call me at (949) 442-6007 if you have any questions or comments. Thank you.

Sincerely,

/s/ Matthew Curtin

Matthew Curtin

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds Douglas P. Dick, Partner, Dechert LLP